UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 27, 2024

Viveon Health Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39827	85-2788202
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3480 Peachtree Road NE

2nd Floor - Suite #112

Atlanta, Georgia 30326

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (404) 861-5393

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units	VHAQU	NYSE American, LLC **

Common Stock	VHAQ	NYSE American, LLC **

Warrants	VHAQW	*

Rights	VHAQR	NYSE American, LLC **

* The Warrants trade on the OTC Pink Marketplace maintained by the OTC Markets Group, Inc.

** The Units, Common Stock and Rights remain listed on the NYSE American pending the outcome of an appeal. Although trading has been suspended on the NYSE American, the securities are currently traded on the OTC Pink Marketplace maintained by the OTC Markets Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

Viveon Health Acquisition Corp., a Delaware corporation (the “Company”) held a Special Meeting of Shareholders (“Special Meeting”) at 10:30 a.m. Eastern Time on March 27, 2024 for the purpose of approving: (i) the Fourth Extension Proposal (as defined below); (ii) the Trust Amendment Proposal (as defined below), and (iii) the Adjournment Proposal, if needed. For more information on these proposals, which are described below, please refer to the Company’s proxy statement dated March 1, 2024. As of the record date, there was a total of 6,648,665 shares of common stock issued and outstanding and entitled to vote at the Special Meeting. Proxies were received for 6,133,609 shares of common stock, or approximately 92.25% of the shares issued and outstanding and entitled to vote at the Special Meeting; therefore a quorum was present.

Fourth Extension Proposal — a proposal to amend (the “Fourth Extension Amendment”) the Company’s amended and restated certificate of incorporation, (the “Amended Charter”), to allow the Company to extend the date by which the Company must consummate a business combination up to six times, each such extension for an additional one month period, until September 30, 2024 (the “Fourth Extended Date”), upon one calendar day advance notice to Continental Stock Transfer & Trust Company, prior to the applicable monthly deadline, unless the closing of the proposed Business Combination with Clearday, Inc., or any potential alternative initial business combination shall have occurred prior to the Fourth Extended Date. The Fourth Extension Proposal must be approved by the affirmative vote of at least a majority of the issued and outstanding shares of common stock as of the Record Date.

Shareholders voted to approve the Fourth Extension Proposal. The proposal received the following final voting results:

For	Against	Abstain
6,032,350	101,259	0

The Trust Amendment Proposal—a proposal to amend (the “Trust Amendment”) the Company’s Investment Management Trust Agreement, dated as of December 22, 2020, as amended (the “Trust Agreement”), by and between the Company and Continental Stock Transfer & Trust Company (the “Trustee”), allowing the Company to extend the date by which the Company must consummate a business combination up to six times, each such extension for an additional one month period, until September 30, 2024, by depositing into the Trust Account the amount of $35,000 (the “Extension Payment”) for each one-month extension until September 30, 2024. The Trust Amendment Proposal must be approved by the affirmative vote of at least 50% of the public shares of common stock issued and outstanding shares of common stock as of the Record Date.

Shareholders voted to approve the Trust Amendment Proposal. The proposal received the following final voting results:

For	Against	Abstain
1,082,100	101,259	0

Item 8.01 Other Events

In connection with the stockholders’ vote at the Special Meeting 968,350 shares of common stock were tendered for redemption. As a result, approximately $11,269,432 (approximately $11.63 per share) will be removed from the Company’s Trust Account to pay such holders, without taking into account additional allocation of payments to cover any tax obligation of the Company, such as franchise taxes, but not including any excise tax, since that date. Following redemptions, the Company will have 649,065 shares of public common stock outstanding, and approximately $7,553,668 will remain in the Trust Account.

On March 28, 2024, the Company filed a fourth amendment to its Amended and Restated Certificate of Incorporation with the Delaware Secretary of State (the “Fourth Amendment”), to extend the date to consummate a business combination until the Fourth Extended Date, as approved by the Company’s stockholders at the Special Meeting. A copy of the as-filed Fourth Amendment is filed with this Current Report on Form 8-K as Exhibit 3.1.

The Company has deposited the initial payment of $35,000 in its trust account established at Continental Stock Transfer & Trust Company in connection with its initial public offering, to initially extend the date by which the Company can complete an initial business combination by one month to April 30, 2024.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
3.1	As filed Fourth Amendment to the Company’s Amended and Restated Certificate of Incorporation
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIVEON HEALTH ACQUISITION CORP.

Date: April 1, 2024	By:	/s/ Jagi Gill
	Name:	Jagi Gill
	Title:	Chief Executive Officer